Filed by Shutterstock, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Getty Images Holdings, Inc.
Commission File No.: 001-41453

Talking Points for Senior Leadership Team - Shutterstock / Getty Merger

●	We just announced that we have entered into an agreement to merge with Getty Images to create a premier visual content company.

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As a combined company, Getty Images and Shutterstock will offer a content library with greater depth and breadth for the benefit of customers, expand opportunities for its contributor community and reinforce its commitment to the adoption of inclusive and representative content.

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We are bringing together two iconic brands to offer our customers a more diversified content library and an increased capacity to invest in growth, for example in innovative content, expanded event coverage, and customer-facing technologies and capabilities, such as search, 3D and generative AI.

●	We are excited about this merger and we believe we are stronger together. We want everyone to be excited about it too and we are going to work hard to help our employees navigate the change.

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The transaction aims to combine the strengths of both companies, creating new opportunities for growth, innovation, and career development. While it is business as usual until the closing, our focus is on building a stronger, more competitive organization that offers exciting prospects for all employees.

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Even though we have signed an agreement, we all need to understand that there are additional steps remaining before we close the merger transaction. We need to meet a number of closing conditions, such as shareholder approvals, regulatory approvals and other customary closing conditions.

●	Close is targeted in the second half of 2025.

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After closing, Craig Peters, CEO of Getty Images will be the CEO of the newly combined company (called Getty Images). Paul will become a board member of Getty Images and will no longer be CEO of Shutterstock. The specifics of the future organization are not yet finalized. We will have 4 board seats and Getty will have 7 - one of which will be their CEO, Craig Peters.

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We will not be integrating the companies until close. Discussions about the future organization and planning will be happening with a limited number of people from both companies as we progress toward the close of the transaction.

●	During the pre-close period, we will operate independently and it is business as usual unless you hear otherwise.

●	In fact, we are full steam ahead on our 2025 plans and our expectations remain the same. It’s important that you know that we will continue to invest in our business during the pre-close period.

●	We’re going to continue to invest in Envato. We’re going to continue to invest in GIPHY - and move forward on our integration plans.

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We know that Getty fully expects Shutterstock to continue as a brand and website based on the incredible brand equity built by all of you and all of those who have worked here. We should be proud of this. And we’re going to move forward with our brand refresh as planned early this year.

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We understand that there may be questions. Some we will know the answer to and others we will not right now. But we will commit to communicate openly and honestly and tell you what we can when we know it.

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The Security and Exchange Commission has strict rules around employees communicating about a potential merger. You should not discuss or respond to discussions on social media regarding the merger in any manner. You may like or repost official company postings.

●	Please only talk about what we know to be true - avoid assumptions. It is ok to be honest and say we don’t know.

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We have goals to grow our business in 2025 and that remains unchanged. It is very important that we continue to work hard, stay on track and not get distracted during this pre-close period. Our customers rely on us to deliver and we need to keep that promise.

Rules of Engagement
These rules of engagement provide greater clarity around what we should and should not say or do during the pre-close period.

●	No contact with Getty regarding the deal unless approved by Integration Committee

●	References to combined company should be as follows:

○	Refer to this as a merger

○	The period after sign and before close will be referred to as the “pre-close period”

●	Any language used about the strategic benefits of the deal should come straight from the press release or other communications that have been approved

●	Avoid recording any meetings discussing this deal as they may need to be filed with the SEC

●	Do not send any communications referencing the deal that have not been approved by Internal comms

●	No external comments or discussions with outside parties. Any inbound requests should be directed to Lori Rodney, Head of External Communications at Shutterstock

●	Please only repost official Shutterstock social media - do not post new content or make comments on other posts regarding the deal

●	Please do not communicate your or anyone else’s assumptions of what the future may look like – we need to communicate what we know and be ok when we don’t

●	Please keep it factual and professional. As leaders, shut down the gossip and keep our teams focused on Shutterstock’s priorities

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Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, Shutterstock intends to file a proxy statement with the Securities and Exchange Commission (the “SEC”), which will be included in the registration statement on Form S-4 intended to be filed by Getty Images and that also will include an information statement of Getty Images and constitute a prospectus with respect to shares of Getty Images’ common stock to be issued in the transactions (the “proxy and information statement/prospectus”).  Each of Getty Images and Shutterstock may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This filing is not a substitute for the proxy and information statement/prospectus or any other document that Getty Images or Shutterstock may file with or furnish to the SEC. The definitive proxy and information statement/prospectus (if and when available) will be mailed to stockholders of Getty Images and Shutterstock. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY AND INFORMATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the proxy and information statement/prospectus (if and when available) and other documents containing important information about Getty Images, Shutterstock and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Getty Images will be available free of charge on Getty Images’ website at investors.gettyimages.com.  Copies of the documents filed with or furnished to the SEC by Shutterstock will be available free of charge on Shutterstock’s website at investor.shutterstock.com.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. Getty Images, Shutterstock and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Getty Images, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Getty Images’ proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 24, 2024. Information about the directors and executive officers of Shutterstock, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shutterstock’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy and information statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The statements in this communication, and any related oral statements, include forward-looking statements concerning Getty Images, Shutterstock, the proposed transaction described herein and other matters. All statements, other than historical facts, are forward-looking statements.  Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, financings or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations.  Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur or the timing thereof.  Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “could,” “might,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology, but not all forward-looking statements include such identifying words.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary.  The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals on a timely basis or otherwise, satisfying other closing conditions to the proposed transaction, on a timely basis or otherwise, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom.  Important factors that could cause actual results to differ materially from such forward-looking statements include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; interloper risk; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing (or at all); negative effects of the announcement of the transaction on the ability of Shutterstock or Getty Images to retain and hire key personnel and maintain relationships with customers, suppliers and others who Shutterstock or Getty Images does business, or on Shutterstock or Getty Images’ operating results and business generally; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, as expected (or at all), or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on Getty Images’, Shutterstock’s or the combined company’s relationships with suppliers, customers, employers and regulators; demand for the combined company’s products; potential changes in the Getty Images stock price that could negatively impact the value of the consideration offered to the Shutterstock stockholders; the occurrence of any event that could give rise to the termination of the proposed transaction; and Getty Images’ ability to complete any refinancing of its debt or new debt financing on a timely basis, on favorable terms or at all.  A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy and information statement/prospectus.  For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in each of Getty Images’ and Shutterstock’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward looking statements.  While the list of factors presented here is, and the list of factors presented in the proxy and information statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward looking statements.  Neither Getty Images nor Shutterstock assumes, and each hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.